EXHIBIT 11

SI DIAMOND TECHNOLOGY, INC.

COMPUTATION OF INCOME (LOSS) PER COMMON SHARE

	Three Months ended March 31,

	2002	2001

Computation of income (loss) per common share:

Net income (loss) applicable to common stockholders	$(1,390,192)	$(1,307,553)

Weighted average number of common shares
outstanding	67,318,116	60,829,605

Net income (loss) per common share	$(0.02)	$(0.02)

No computation of diluted loss per common share is included for either period because such computation results in an antidilutive loss per common share.